

SUMITOMO METAL INDUSTRIES,LTD.
TRITON SQUARE OFFICE TOWER Y, 8-11, HARUMI 1-CHOME, CHUO-KU, TOKYO 104-6111, JAPAN
PHONE +81-3-4416-6103
FAX +81-3-4416-6798

May 6, 2005

The United States Securities and Exchange Commission
Office of International Corporate Finance
Room 3099
Mail Stop 3-7
450 Fifth Street, No.
Washington, DC 20549
U.S.A.



Rule 12g3-2(b) Exemption of Sumitomo Metal Industries, Ltd.
File No. 82-3507

Dear sirs,

In connection with Sumitomo Metal Industries, Ltd.'s exemption, pursuant to Rule 12g3-2(b), from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with its ongoing requirements under Rule 12g3-2(b)(1)(iii), enclosed please find the following information:

1. Press Release dated April 27, 2005 (Revision of outlook for business performance in the period ending March 31, 2005, and annual dividend)

Very truly yours,

Mamoru Shinagawa
Manager
Investor Relations Group, Public Relations & Investor Relations Department
Sumitomo Metal Industries, Ltd.

cc: The Bank of New York

April 27, 2004
Sumitomo Metal Industries, Ltd.

Revision of outlook for business performance in the period ending March 31, 2005, and annual dividend

The outlook for the Company's business performance in the period ending March 31, 2005, and annual dividend has been revised as follows.

1.Annual dividend

(units: yen)

	Previous outlook (Published March 3, 2005)	Current outlook (Published April 27, 2005)	(Reference) Actual figures for the previous period
Dividend per share	4	5	1.5

2. Consolidated figures

(units: billion yen)

	Sales	Operating profit	Recurring profit	Net income
Current outlook (Published April 27, 2005)	1,237 (approx.)	183 (approx.)	173 (approx.)	111 (approx.)
Previous outlook (Published March 3, 2005)	1,230 (approx.)	163 (approx.)	150 (approx.)	90 (approx.)
(Reference) Actual figures for the previous period	1,120.8	93	68.7	30.7

3. Non-consolidated figures

(units: billion yen)

	Sales	Operating profit	Recurring profit	Net income
Current outlook (Published April 27, 2005)	772.8	126.4	110.7	71.6
Previous outlook (Published March 3, 2005)	770 (approx.)	115 (approx.)	95 (approx.)	60 (approx.)
(Reference) Actual figures for the previous period	711.7	73.6	57.7	23.7

4. Reasons of revision

We expect business performance to be better than in the previous outlook on both a consolidated and non-consolidated basis due to improvement in sales volumes, product mix, prices and costs as well as sales increases by affiliated companies.

At today's meeting of the Board of Directors, the Directors decided to propose at the General Shareholders' Meeting that a dividend per share of 5 yen be paid, which is higher than the previously announced dividend per share of 4 yen.

Forward-Looking Statements

This press release contains certain forward-looking statements. The company has tried, whenever possible, to identify these forward-looking statements using words such as "anticipated," "believes," "estimates," "expects," "plans," "intends" and similar expressions. Similarly, statements herein that describe the company's business strategy, outlook, objectives, plans, intentions or goals are also forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which could cause the company's actual results, performance or achievements to differ materially from those expressed in, or implied by, such statements. These risks and uncertainties may include, but are not limited to: the company's ability to successfully implement its strategies to restructure the steel business and reinforce its financial structure; the effects of and changes in Japanese and worldwide general economic conditions and in the steel industry in particular, including the severity of any economic slowdown, technological and other changes affecting the manufacture of and demand for Sumitomo Metal Industries Group's products, changes in Japanese or other countries' laws and regulations, including with regard to taxation and other risks and uncertainties set forth in subsequent press releases and in Sumitomo Metal Industries Group's public filings. These statements reflect the company's current beliefs and are based upon information currently available to it. Be advised that developments subsequent to this release are likely to cause these statements to become outdated with the passage of time. The company disclaims any intent or obligation to update these forward-looking statements